UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2025

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Financial Statements

The unaudited condensed consolidated financial statements for Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), as of and for the three and six month periods ended June 30, 2025 and 2024, and the Operating and Financial Review and Prospects of Enlivex for the corresponding periods are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and incorporated by reference into Enlivex’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-286956), filed with the Securities and Exchange Commission.

Exhibit No.

99.1	Unaudited condensed consolidated financial statements for Enlivex as of June 30, 2025 and December 31, 2024 and for the three and six month periods ended June 30, 2025 and 2024.
99.2	Operating and Financial Review and Prospects as of and for the three and six month periods ended June 30, 2025 and 2024.
101.INS	Inline XBRL Instance Document
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Defeinition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: August 29, 2025

2